Filed by sxr Uranium One Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company:   Energy Metals Corporation
Exchange Act File No. 001-33172

Consolidating our Senior Company Status – The EMC Transaction Conference Call June 4, 2007  SXR – Toronto Stock Exchange, Johannesburg Stock Exchange EMC – Toronto Stock Exchange; EMU - NYSE Arca

Cautionary Statement Readers are advised to refer to independent technical reports containing detailed information with respect to the material properties of Uranium One and EMC. These technical reports are available under the profiles of Uranium One and UrAsia Energy Ltd., in the case of Uranium One, and EMC at www.sedar.com and provide the date of each resource or reserve estimate, details of the key assumptions, methods and parameters used in the estimates, details of quality and grade or quality of each resource or reserve and a general discussion of the extent to which the estimate may be materially affected by any known environmental, permitting, legal, taxation, socio-political, marketing, or other relevant issues. The technical reports also provide information with respect to data verification in the estimation. This presentation uses the terms "measured", "indicated" and "inferred" resources as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. United States readers are advised that while these terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Readers are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility and it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Readers are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Scientific and technical information contained herein with respect to EMC’s resources has been reviewed on behalf of EMC by Dr. Art Ettlinger, M.Sc., Ph.D.,P. Geo., Chief Geologist for EMC and a Qualified Person for the purposes of NI 43-101. Scientific and technical information contained herein in respect of the Dominion Uranium Project including the Dominion Dumps has been reviewed on behalf of Uranium One by Dr. R.A. Stewart, Pr.Sci.Nat. (SACNASP), MGSSA, Vice President, Geology and Exploration, Uranium One. Scientific and technical information contained herein in respect of the Honeymoon Project and the East Kalkaroo, Goulds Dam and Billeroo properties has been reviewed on behalf of Uranium One by Mr. C. Skidmore, BScHons MAppSc MAusIMM, Vice President, Exploration, Uranium One. Both Dr. Stewart and Mr. Skidmore are qualified persons for the purposes of NI 43-101. Scientific and technical information contained herein in respect of the Adkala Uranium Mine, the South Inkai and Kharasan Uranium Projects and the Sheep Mountain Property has been reviewed on behalf of Uranium One by C. Stewart Wallis, P.Geo. Consulting Geologist . Mr. Wallis is a qualified person for the purposes of NI 43-101. All historical resource estimates quoted herein are based on prior data and reports obtained and prepared by previous operators and certain other information. The historical estimates should not be relied upon. No qualified person (as defined by NI 43-101) has done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. Neither EMC nor Uranium One has completed the work necessary to verify the classification of the mineral resource estimates. Neither EMC nor Uranium One is treating the historical estimates as current mineral resources or mineral reserves as defined in sections 1.2 and 1.3 of NI 43-101. Properties containing historical resource estimates will require further evaluation. Historical estimates referred to herein as Russian P1 resources are derived from Kazatomprom documents, an entity of the government of Kazakhstan. Although Russian P1 resources do not meet Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards on mineral resource and reserve definitions, they are considered relevant because it has been demonstrated that in Uranium One’s experience in similar type deposits in Kazakhstan, the P1 resources can be reclassified as inferred resources through additional drilling. However, there is less confidence attributed to a P1 resource since a P1 resource is estimated on the basis of a lower drill density than an inferred resource. Certain of the statements made herein, including any information as to the timing and completion of the proposed transaction, the potential benefits thereof, the future activities of and developments related to EMC and Uranium One prior to the proposed transaction and the combined company after the proposed transaction, market position, and future financial or operating performance of Uranium One or EMC,are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the corporations’ ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: uranium and gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits, success of exploration activities and permitting time lines; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, South Africa, Australia, Kazakhstan or other countries in which either corporation does or may carry out business in the future; risks of sovereign investment; the speculative nature of uranium and gold exploration, development and mining, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of uranium and gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in the section entitled “Risk factors” in Uranium One’s Annual Information Form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com, and the section entitled “Risk factors” in EMC’s Annual Information Form for the year ended June 30, 2006 which is available on SEDAR at www.sedar.com and from the SEC at www.sec.gov and which should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. Neither corporation undertakes any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. For further information about Uranium One, please visit www.uranium1.com. For further information about EMC, please visit www.energymetalscorp.com.

Additional Information About the Transaction Where to Find Additional Information About the Proposed Transaction: Subject to the terms and conditions set forth in the definitive agreement, EMC intends to file a notice of meeting, management information circular and related materials with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (the “SEC”) relating to the proposed transaction, and Uranium One intends to file a registration statement and prospectus with the SEC, including the EMC management information circular and related materials, relating to the proposed transaction. Shareholders are strongly advised to read these documents, as well as any amendments and supplements to these documents, when they become available because they will contain important information. At that time, shareholders may obtain a free copy of the EMC management information circular and related documents at the Canadian securities regulators’ website at www.sedar.com and a free copy of the registration statement and prospectus and related documents at the SEC’s website at www.sec.gov. At that time, free copies of these documents can also be obtained by directing a request to Uranium One at 390 Bay Street, Suite 1610, Toronto, Ontario, M5H 2Y2. YOU SHOULD READ THE MANAGEMENT INFORMATION CIRCULAR, PROSPECTUS AND RELATED MATERIALS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE PROPOSED TRANSACTION.

Transaction Rationale Creates a powerhouse in the United States uranium sector Uranium One In line with stated strategy of value-accretive external growth with a focus in the United States and Australia Enhanced geographic diversification and well-balanced portfolio of assets Technical expertise in the United States in place to deliver on growth plans for conventional and ISR mining opportunities Accretive to Uranium One NAV/share & medium to long term cash flow/share EMC Provides immediate exposure to uranium production and cash flow Uranium One’s technical team will augment EMC’s ISR expertise Uranium One provides the capacity to develop EMC’s conventional mining assets 1

The EMC Asset Base Building the leading U.S. uranium company A large high quality portfolio of uranium resources in the U.S. 2008 production visibility from the Hobson facility Uranium One projects production from the Wyoming properties in 2010 Other advanced stage projects Low production cost projects amenable to ISR mining methods Additional conventional mining projects within the portfolio Permitting process well underway at key production visible assets Enhanced portfolio of breccia pipes in Arizona Potential synergies with the Shootaring Mill and EMC properties in Utah Largest U.S. uranium database originating from Union Carbide, United Nuclear, World Nuclear, Ranchers Exploration, Hecla and US Smelting An established and highly skilled U.S team to deliver on production plans 2

Strategic Review Transaction Overview Projected Development Plans Uranium One Update Conclusion

Maximise shareholder returns by delivering on our projects and growing Uranium One into a low production cost top 5 international uranium producer 6 Uranium One Vision 5 year focus 3

Uranium One is strategically driven Uranium One Strategy External Growth Internal Growth Focused on near term production, low technical risk, low production cost and long life assets Geographically and Strategically Focused Further creation of shareholder value through Internal and external growth initiatives Source: 2006 IAEA Red Book 4 - 100 200 300 400 500 600 700 800 Australia Kazakhstan Canada United States South Africa Namibia Niger Brazil Russian Fed. Uzbekistan Ukraine Mongolia China Reasonably Assured Resources (000's tonnes U) Less than US$15.40/lb US$15.40/lb to US$30.80/lb US$30.80/lb to US$50.00/lb

Internal Growth The best bang for your buck DRUM expansion potential DRUM extensions Production expansions at South Inkai and Kharasan through the potential conversion of P1 resources Exploration in Australia and Canada 5 DRUM Prospecting Rights

External Growth Net Asset Value is the underlying fundamental December 19, 2005 – Completes RTO of Southern Cross Resources July 11, 2006 – Announces exclusive negotiations for the purchase of U.S. Energy’s Uranium Assets February 12, 2007 – Announces acquisition of UrAsia Energy April 20, 2007 – Completes acquisition of UrAsia Energy April 30, 2007 – Completes acquisition of U.S. Energy’s Uranium assets June 3, 2007 – Signs Definitive Agreement with Energy Metals Corp 6 $0.00 $3.00 $6.00 $9.00 $12.00 $15.00 $18.00 $21.00 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06 Mar-07 Uranium One Share Price (C$) Completes RTO of Southern Cross Resources Completes acquisition of UrAsia Energy Completes acquisition of US Energy uranium assets Definitive Agreement signed with EMC Announces exclusive negotiations for purchase of US Energy uranium assets Announces acquisition of UrAsia Energy

U.S. uranium for U.S. utilities 7 Largest generator of nuclear energy Consumes 11 times more uranium than it produces Needs to reduce its exposure to oil and foreign energy supplies A U.S. nuclear renaissance is evident Expansions in Australia and Asia earmarked for China U.S. dollar denominated cash flows will reduce impact of currency fluctuations Growth in the U.S. Nuclear Generating Capacity Source: 2006 IAEA Red Book Japan 13% Ukraine 4% France 17% Russia 6% Germany 5% South Korea 5% Remainder 20% Canada 3% United States 27%

Strategic Review Transaction Overview Projected Development Plans Uranium One Update Conclusion

Acquisition of Energy Metals Corporation Directors of EMC unanimously recommend that shareholders accept this offer 8 Structure Plan of arrangement Share for share exchange Exchange Ratio 1.15 Uranium One shares for each EMC share Consideration Offered C$19.12 per share based on closing price of Uranium One on the TSX on June 1, 2007 28% premium to EMC VWAP on the TSX for the 20 days ending May 17, 2007 Pro Forma Ownership EMC 21% Uranium One 79%

Transaction Terms and Timing Strong support from insiders 9 June August September JUNE 4 Roadshow to commence with one-on-one shareholder meetings End of June Mailing of circulars End of July Shareholder vote Closing shortly after shareholder vote July Note: Subject to regulatory approvals • Hard lock up of Directors and Officers to vote shares in favour of transaction (represents 5% of EMC’s basic shares outstanding) Break fee of C$55 million and right to match competing bid Requires 2/3 majority shareholder approval • Due Diligence out on title to material properties through June 25, 2007 Right to nominate 2 of 11 directors, including William Sheriff

14 Corporate and Operational Capacity Experienced management teams with a regional focus 10 Neal Froneman President & CEO Paul Matysek EVP Americas John Sibley EVP, General Counsel and Secretary Robert van Niekerk EVP Africa & Europe Jean Nortier EVP Corporate Affairs Robin Merrifield Chief Financial Officer Greg Cochran EVP Australia & Asia Chris Sattler SVP, Investor Relations Jost Barenberg VP DRUM Dennis Stover Chief Operating Officer Wallace Mays Operations Manager Kazakhstan Global Corporate Capacity Regional Operational Capacity Thys Heyns SVP, Projects & Integration S. Africa Operational Team 1500 Employees US Operational Team 65 Employees Kazakhstan Operational Team 250 Employees Graham Du Preez SVP Finance

Pro Forma Capitalization

millions except share price	Uranium One	EMC	Pro Forma
Basic Shares Outstanding [(1)]	364	83	460
FD Shares Outstanding [(2)]	388	95	497
Share Price (C$) [(3)]	$16.63	$19.12	$16.63
FD Market Capitalization (C$ mm) [(3)]	$6,447	$1,817	$8,264
FD Market Capitalization (US$ mm) [(3)]	$6,074	$1,712	$7,786
Cash (US$ mm) [(4) (5) (6)]	$504	$180	$684
Debt (US$ mm) [(7)]	$197	$0	$197

Notes:

1. Uranium One basic shares outstanding as at May 10, 2007. EMC basic shares outstanding as at May 12, 2007
2. Does not assume the conversion of the convertible debenture
3. EMC share price illustrated based on 1.15 exchange ratio and Uranium One share price on June 1, 2007
4. Combined cash position of Uranium One (US$287.693 million) and UrAsia Energy (US$104.751 million) as at March 31, 2007 unaudited financial statements as prepared by management
5. EMC cash and short term investments (C$97.013 million) as at March 31, 2007 as disclosed in March 31, 2007 unaudited financial statements as prepared by management.
6. Cash includes in-the-money option and warrant proceeds and short term investments
7. Debt includes C$155.3 million convertible debenture (US$112.991 million debt and US$20.937 million equity as at March 31, 2007 unaudited financial statements as prepared by management) as well as US$50.7 million in short-term debt

Well-capitalized for development of projects

11

Pro Forma Market Capitalization Significant re-rating potential 12 Note: EMC market capitalization based on transaction equity value. PF U1 is the sum of Uranium One market capitalization and EMC transaction equity value. $0.0 $5.5 $11.0 $16.5 $22.0 Cameco PF U1 Uranium One Paladin ERA Denison Uramin EMC Aurora Market Capitalization (US$ B)

Pitchstone JV Shootaring Mill Dominion Reefs Uranium Mine (DRUM) Honeymoon Project South Inkai Akdala Kharasan Sheep Mountain Energy Metals Corp. Expanding Global Footprint A well balanced portfolio of international uranium assets 13

Diversification A well balanced portfolio of assets, with 71% projected ISR production in 2012 14 Total Reserve and Resource Distribution 1. Russian P1 and Historical resource are non-43-101 compliant – please see cautionary note. (1) (1) Mining Method – 2012 Production Note: Projected forecasts contingent on conversion of historical resources United States 9% US Historical 25% Kazakhstan P1 20% Kazakhstan 12% South Africa 31% Australia 3% ISR 71% Conventional 29%

Pro Forma Reserves and Resources Large, geographically diversified resource base 15 161 mm lbs of code compliant Measured and Indicated resources 284 mm lbs of code compliant Inferred resources 164 mm lbs of Russian P1 resources 199 mm lbs of historical resources in the United States with additional potential at Dominion Source: Reports of the Applicable Companies. Note: M&I Resources shown in addition to P&P Reserves. 1. Russian P1 and Historical resource are non-43-101 compliant – please see cautionary note. (1) (1) 0 250 500 750 1,000 Cameco PF U1 ERA Uranium One EMC Paladin Uramin Aurora Denison U 3 O 8 (mm lbs) Proven & Probable Reserves Measured & Indicated Resources Inferred Resources Russian P1 Resources Historical Resources

Projected Project Pipeline



2007
2008
2009
2010
2011
2012
2013+
Q 1
Q 2
Q 3
Q 4
Q 1
Q 2
Q 3
Q 4
Akdala
Production
Dominion
Dev
Production
South Inkai
Development
Production
Kharasan
Development
Production
Honeymoon
Development
Production
Texas
Development Drilling
Production*
Wyoming
Development Drilling
Production*
Utah
Development Drilling
Accelerated Production*
With Shootaring Mill Synergies
Production*
Colorado
Development Drilling
Production*
New Mexico
Development Drilling
Production*

* Company estimates – not based on a 43-101 compliant economic assessment

Enhancing Uranium One's production growth profile out to 2013

16

Unrivalled production growth profile Projected Production Profile 17 Source: PF Uranium One production forecasts as per management estimates (note: EMC production forecasts contingent on conversion of historical resources). Production for Cameco based on estimates in Cameco’s May 8, 2007 Merrill Lynch conference investor presentation. Committed production profile from Akdala, DRUM, South Inkai, Kharasan and Honeymoon Potential expansion projects from DRUM, South Inkai and Kharasan Projected production plans from EMC’s assets 27.2 24.6 22.8 22.3 21.6 0 5 10 15 20 25 30 U3O8 Production (mm lbs) U1 Committed U1 Expansion EMC Cameco 2007 2008 2009 2010 2011 2012 2013 2.5 7.4 10.8 14.9 17.8 24.7 27.9 ?

A Compelling Acquisition Significant re-rating potential 18 Source: Resource information based on reports of the Applicable Companies. Uranium One includes historical and Russian P1 resources. EMC based on trading price as at May 17, 2007. PF U1 based on sum of Uranium One EV and EMC transaction EV. Denison, Paladin, Aurora and Uramin include historical resources. PF Uranium One production forecasts as per management estimates (note: EMC production forecasts contingent on conversion of historical resources). Peer production based on latest investor presentation when data available and analyst consensus in absence of company estimates. Russian P1 and historical resources are not NI 43-101 compliant – refer to cautionary statement. EV / Total Resource lb Projected Production Growth (mm lbs) EMC attractively valued compared to its peers on an EV/Total Resource lb metric PF Uranium One leads peers in projected production growth from 2008 to 2010 Transaction is accretive to Uranium One net asset value per share and medium to long-term cash flow per share Technical expertise in the United States in place to deliver on growth plans for ISR and conventional mining opportunities 7.6 3.6 2.3 1.8 1.3 0.0 2.0 4.0 6.0 8.0 PF U1 Paladin Cameco ERA Denison Projected Production Growth (2008 - 2010) $11.26 $10.52 $8.84 $8.81 $6.48 $4.28 $17.51 $22.02 $25.74 $0.0 $5.0 $10.0 $15.0 $20.0 $25.0 $30.0 Denison Cameco Paladin Aurora Uranium One PF U1 Uramin ERA EMC US$ / lb Total Resource

Strategic Review Transaction Overview Projected Development Plans Uranium One Update Conclusion

Combined United States Asset Base

Wyoming - GDB

M&I:	4.7 mm lbs
Inferred:	9.3 mm lbs
Historical:	68.1 mm lbs
Projected Plant Capacity:	3.0 mm lbs

Key Properties:
Jab, Antelope, Cyclone, Red Rim

Oregon

Indicated:	18.3 mm lbs

Utah

Indicated:	2.1 mm lbs
Historical:	8.8 mm lbs

Shootaring Mill

Arizona

Historical:	2.0 mm lbs

New Mexico

Indicated:	27.6 mm lbs
Historical:	8.0 mm lbs
Projected Plant Capacity:	1.5 mm lbs

Key Properties:
Crownpoint, Hosta Butte, Nose Rock


OR
NV
UT
WY
SD
CO
AZ
NM
TX

Wyoming - PRB

M&I:	7.7 mm lbs
Inferred:	0.1 mm lbs
Historical:	25.8 mm lbs
Projected Plant Capacity:	3.0 mm lbs

Key Properties:
Peterson Ranch, Nine Mile, Moore Ranch, Allemand-Ross

Colorado

Historical:	86.7 mm lbs
Projected Plant Capacity:	2.8 mm lbs

Key Properties:
Coyote Basin, Maybell

Texas

Inferred:	5.6 mm lbs
Targeted Plant Capacity:	1.2 mm lbs

Key Properties:
La Palangana

- Processing Facility
- Resource Properties

Hobson Facility

Notes: Resources shown on an attributable basis
Historical resources are not NI 43-101 compliant – refer to cautionary statement

Significant exploration potential and a platform for organic growth

19

20 South Texas Mining Venture Comprised of Hobson ISR processing facility and the La Palangana property Fully Permitted Hobson Processing facility with production visibility in late 2008 Hobson facility capacity being upgraded to approximately 1 million lbs U3O8 per annum La Palangana projected as a satellite ISR mining operation providing feed to Hobson Plant 2008 Hobson Plant start-up with low production costs Hobson Facility La Palangana

21 Wyoming Large historical resource base offers significant upside Powder River Basin Projects Great Divide Basin Projects Shirley Basin Projects Processing facilities in Powder River Basin (PRB) and Great Divide Basin (GDB) planned in projected analysis Compliant resources in PRB & GDB Additional historical resources of 90.6 million lbs U3O8 offers significant upside in Wyoming* * Historical resources are not NI 43-101 compliant – refer to cautionary statement Wyoming Compliant Resources Tons Grade U 3 O 8 Lbs of U 3 O 8 (000) (%) (000) Measured & Indicated Peterson Ranch (WY) 110 0.119% 262 Moore Ranch (WY) 2,950 0.100% 5,880 Jab (WY) 2,441 0.073% 3,558 Red Rim (WY) 337 0.170% 1,142 Sub-total 5,838 0.093% 10,842 Inferred Moore Ranch (WY) 44 0.102% 89 Red Rim (WY) 473 0.163% 1,539 Sub-total 517 0.158% 1,628 Resource illustrated on an attributable basis

22 New Mexico New Mexico could potentially contribute to long-term production Nose Rock Crownpoint Hosta Butte Favourable geologic setting and historical mining activity in the area Projects are believed to be amenable to ISR mining methods Processing facility in New Mexico planned in conceptual analysis Compliant resources at Crownpoint and Hosta Butte Additional historical resources of 8.0 million lbs U3O8 at Nose Rock* * Historical resources are not NI 43-101 compliant – refer to cautionary statement New Mexico Compliant Resources Tons Grade U 3 O 8 Lbs of U 3 O 8 (000) (%) (000) Indicated Crownpoint - 19 (NM) 2,240 0.091% 4,507 Crownpoint - 29 (NM) 3,408 0.086% 6,430 Crownpoint - 24 (NM) 2,280 0.104% 4,784 Hosta Butte (NM) 5,278 0.112% 11,858 Sub-total 13,207 0.104% 27,579 Resource illustrated on an attributable basis

Utah - Shootaring Mill Synergies Projected production visibility in 2010 23 San Rafael, Frank M and Velvet provide additional resource potential for Shootaring feed Velvet has a 2.1 million lb indicated resource at a grade of 0.34% Application submitted on amending DRC licence from reclamation to operating status US$33 million in capital estimated to bring Shootaring Mill back into operation Shootaring Mill Lisbon Valley Green River North San Rafael Henry Mountains White Canyon Frank M Velvet

24 Other U.S. Assets Large historical resource in a number of different jurisdictions Advanced exploration projects located in Arizona, Colorado, Nevada, Oregon and Utah Significant Indicated resources of 18.3 million lbs U3O8 at the Aurora (Oregon) project Additional Historical resources of 97.4 million lbs U3O8 at various projects in Utah, Colorado and Arizona* Edgemont Properties Aurora White River Valley Maybell Coyote Basin San Rafael Frank M Wate Arizona Breccia Pipes Velvet * Historical resources are not NI 43-101 compliant – refer to cautionary statement Other Compliant Resources Tons Grade U 3 O 8 Lbs of U 3 O 8 (000) (%) (000) Indicated Velvet (UT) 306 0.340% 2,082 Aurora (OR) 17,690 0.052% 18,300 Sub-total 17,996 0.057% 20,382 Resource illustrated on an attributable basis

Potential for year on year growth in production out to 2013 Projected Production Analysis 25 Projected Production Centre Contribution Projected Production by Resource Category Note: Projected forecasts contingent on conversion of historical resources 0.0 2.0 4.0 6.0 8.0 10.0 2008 2009 2010 2011 2012 2013 Projected Production (mm lbs U3O8) Compliant Resource Historical Resource 0% 20% 40% 60% 80% 100% 2008 2009 2010 2011 2012 2013 Percentage of 2013 Contribution Texas Wyoming New Mexico Utah Colorado

Strategic Review Transaction Overview Projected Development Plans Uranium One Update Conclusion

26 Update on Dominion 2007 feasibility production target of 491,000 lbs U3O8 expected to be achieved Ammonium diuranate (ADU) production has commenced under atmospheric leach conditions Autoclaves will be commissioned in June and August resulting in final design recoveries Potential expansion feasibility advancing and meeting expectations Delivering on our key asset in South Africa

27 Integration of UrAsia Energy Production at Akdala running ahead of year to date budgeted levels Significant cash flow from Akdala is being reinvested in the development of South Inkai and Kharasan Production from South Inkai expected in Q4 2007 and from Kharasan in Q1 2008 Product marketing has been Integrated Kazatomprom relationships remain solid Technical expertise in Kazakhstan will assist with the development of Honeymoon UrAsia integration well in hand

Strategic Review Transaction Overview Projected Development Plans Uranium One Update Conclusion

Conclusion Invest in our Energy Transaction establishes Uranium One’s pre-eminent position in the United States Targeted production visibility from Texas in 2008 Projected production visibility from Wyoming and Utah in 2010 ISR amenable projects with additional conventional mining opportunities Geographically balanced portfolio of assets Core technical team in place to deliver on development and growth plans in the United States The #1 ISR Team 28

Appendix 1 Additional Reserve & Resource Information

PF Uranium One Reserves and Resources Source: Company Reports. All numbers are subject to rounding. 1. Non 43-101 compliant resource – please refer to cautionary statement. A-1 Company Share k lbs Proven & Probable Reserves Proven 4,100 Probable 44,627 Total P&P 48,727 Additional Measured & Indicated Measured 10,689 Indicated 101,867 Total Additional M&I 112,556 Inferred 283,638 Russian P1 (1) 163,900 Historical (1) 199,325

EMC NI 43-101 Compliant Resources Source: Company reports. A-2 Deposit Totals Company Share Tons Grade U 3 O 8 Lbs of U 3 O 8 Ownership Lbs of U 3 O 8 (000) (%) (000) (%) (000) Measured Resource Moore Ranch (WY) 2,950 0.100% 5,880 100% 5,880 Peterson Ranch (WY) 896 0.088% 1,576 100% 1,576 Jab (WY) 2,210 0.073% 3,233 100% 3,233 Sub-total Measured 6,056 0.088% 10,689 10,689 Indicated Resource Peterson Ranch (WY) 110 0.119% 262 100% 262 Red Rim (WY) 337 0.170% 1,142 100% 1,142 Jab (WY) 231 0.070% 325 100% 325 Crownpoint - 19 (NM) 2,800 0.091% 5,634 80% 4,507 Crownpoint - 29 (NM) 4,260 0.086% 8,038 80% 6,430 Crownpoint - 24 (NM) 4,750 0.104% 9,966 48% 4,784 Hosta Butte (NM) 6,598 0.112% 14,822 80% 11,858 Velvet (UT) 306 0.340% 2,082 100% 2,082 Aurora (OR) 17,690 0.052% 18,300 100% 18,300 Sub-total Measured & Indicated 37,082 0.082% 60,571 49,690 Inferred La Palangana (TX) 1,906 0.150% 5,701 99% 5,643 Moore Ranch (WY) 44 0.102% 89 100% 89 Red Rim (WY) 473 0.163% 1,539 100% 1,539 Sub-total Inferred 2,423 0.151% 7,329 7,271 Total Resources Measured 10,689 Indicated 49,690 Inferred 7,271

EMC Historical Resource Source: Company Reports. Note: Non 43-101 compliant resource – please refer to cautionary statement A-3 Deposit Totals Company Share Lbs of U 3 O 8 Ownership Lbs of U 3 O 8 (000) (%) (000) Wyoming Allemand Ross 7,800 100% 7,800 AC Block 9,000 100% 9,000 Antelope 15,000 100% 15,000 Barge 9,000 100% 9,000 BL Block 700 100% 700 CD Block 1,500 100% 1,500 Cyclone 2,100 100% 2,100 DW Block 12,000 100% 12,000 EC Block 4,000 100% 4,000 JK Block 3,500 100% 3,500 KM & KME Blocks 3,000 100% 3,000 OZ Block 2,000 100% 2,000 RM Block 4,000 100% 4,000 Twin Buttes 5,000 100% 5,000 Western Sheep 3,000 100% 3,000 Nine Mile 9,000 100% 9,000 Sub-total 90,600 90,600 Utah San Rafael 2,000 100% 2,000 Velvet 3,300 100% 3,300 Frank M 3,500 100% 3,500 Sub-total 8,800 8,800 New Mexico Nose Rock 8,000 100% 8,000 Sub-total 8,000 8,000 Colorado Coyote Basin 35,400 100% 35,400 Mavbell 40,000 100% 40,000 Hanson Creek 28,970 39% 11,298 Sub-total 104,370 86,698 Arizona Wate 2,000 100% 2,000 Sub-total 2,000 2,000 Total Historical Resource 196,098 uraniumone

Uranium One Reserves & Resources

	Deposit Totals					Company Share	
	Tonnes	Grade U_3O_8	Lbs U_3O_8	Grade Gold	oz Gold	Lbs U_3O_8	oz Gold
South African Assets							
Dominion Project							
Probable	18,454	0.077%	31,327	0.99	590	31,327	590
Indicated	39,760	0.075%	66,084	0.87	1,115	66,084	1,115
Inferred	219,375	0.038%	183,630	0.67	4,752	183,630	4,752
Kazakhstan Assets							
Akdala (70%)							
Proven	4,000	0.066%	5,857	-	-	4,100	-
Probable	12,800	0.067%	19,000			13,300	
Indicated	17,158	0.067%	25,429	-	-	17,800	-
Inferred	9,683	0.073%	15,571	-	-	10,900	-
South Inkai (70%)							
Inferred	57,700	0.049%	62,143	-	-	43,500	-
Possible P1	n/a	n/a	176,800	-	-	123,760	-
Kharasan (30%)							
Indicated	2,637	0.237%	13,800	-	-	4,140	-
Inferred	30,533	0.112%	75,333	-	-	22,600	-
Possible P1	n/a	n/a	133,800	-	-	40,140	-
Australian Assets							
Honeymoon Project							
Indicated	1,200	0.240%	6,500	-	-	6,500	-
Exploration Projects							
Indicated	2,900	0.100%	6,380	-	-	6,380	-
Inferred	12,000	0.030%	7,937	-	-	7,937	-
US Assets							
Sheep Mountain (50%)							
Inferred	4,164	0.170%	15,600	-	-	7,800	-
Historical	2,736	0.107%	6,453	-	-	3,227	-
Total Assets							
Proven						4,100	-
Probable						44,627	590
Indicated						100,904	1,115
Inferred						276,367	4,752
Possible P1 [1]						163,900	-
Historical [1]						3,227	-

Source: Company Reports. Note: Indicated resources shown inclusive of P&P reserves. Dominion Project includes Dominion Dumps. All numbers are subject to rounding.

1. Non 43-101 compliant resource – please refer to cautionary statement.

A-4

Appendix 2 Uranium One Asset Summaries

Akdala (70%)

- 70% interest in the Akdala and South Inkai Project through Betpak Dala JV (30% Kazatomprom)
- Largest operating ISR mine in the world with annual attributable production of 1.8 mm lbs U_3O_8
- Q1 2007 cash cost per pound sold US$12/lb
- Attributable Proven and Probable reserves of 17.4 mm lbs U_3O_8 as at July 31, 2006
- Uranium One authorized to market 100% of Betpak Dala JV production


Astana
KAZAKHSTAN
Almaty
Akdala
Almaty
South Inkai
Kharasan





Strong existing cash flows to fund development of South Inkai and Kharasan

A-5

South Inkai (70%)

- Four times larger than Akdala
- Advanced ISR construction project located south of Cameco's Inkai JV
- Production start-up expected in Q4 2007 with potential expansion to 7.3 mm lbs by 2012
- Expected Cash costs of ~US$10.00/lb
- Targeted +25 year project life


Astana
KAZAKHSTAN
Almaty
South Inkai
Akdala
Almaty
Kharasan


Plant construction progress, April 2007

Low production cost, low technical risk, long life asset

A-6

Kharasan (30%)

- 30% interest in the Kharasan Project through the Kyzylkum Joint Venture (30% Kazatomprom; 40% Marubeni/TEPCO/Chubu)
- Advanced construction ISR project
- Start-up expected in Q1 2008 with potential expansion to 2.3 mm lbs attributable production by 2011
- Expected Cash cost ~US$10.50/lb
- Targeted +30 year project life
- Kazatomprom authorized to market 100% of Kharasan production on behalf of JV


Astana
KAZAKHSTAN
Almaty
Kharasan
Akdala
South Inkai
Almaty





Low production cost, low technical risk, long life asset

A-7

uraniumone

Dominion Phase 1 & 2 (100%)

- Processing of ore commenced on schedule during Q1 2007 with steady state annual production of 3.8 mm lbs by 2011
- Large code compliant Indicated resource base of 66 mm lbs U_3O_8 and additional 184 mm lbs U_3O_8 in Inferred category
- Cash costs US$14.50/lb
- Project life in excess of 30 years
- Currently evaluating potential expansion to ~7 mm lbs per annum by 2012 with ~30 year project life



DOMINION
Weltevreden
BOTSWANA
Johannesburg
New Kleinfontein & Tumbridge
Modder East & Holfontein
Sub Nigel
DOMINION
Weltevreden
Ventersberg
NAMIBIA
LESOTHO
SOUTH AFRICA

Shallow, low technical risk and low production cost underground mine

A-8

Dominion Potential Expansions (100%) Feasibility study on potential expansion to 300,000 tonnes per month to be released in early 2008 Prefeasibility study on potential expansion to 400,000 tonnes per month to be released in early 2008 Mill capacity expansion by 50% to 300,000 tpm and use of radiometric sorting to increase effective mined tonnage to 400,000 tpm by 2012 Substantial organic growth potential at Dominion A-9 Uranium Production (lbs mm) - 1 2 3 4 5 6 7 8 2007 2009 2011 2013 2015 2017 2019 2021 2023 2025 2027 2029 2031 2033 2035 Phase 1 Phase 2 Phase 3&4

Honeymoon (100%) Australia’s fourth uranium mine with mining and export license in place ISR project with 6.5 mm lb Indicated resource at a grade of 0.24% Production scheduled for start-up in Q1 2008 and steady state annual uranium production of 880,000 lbs over a 6 year project life Cash costs of US$14.13/lb Capital costs of US$40 million A platform for Australian growth Honeymoon Demonstration Plant A-10 Uranium One Properties SOUTH AUSTRALIA NORTHERN TERRITORY QUEENSLAND NEW SOUTH WALES VICTORIA WESTERN AUSTRALIA Honeymoon Olympic Dam Beverly Adelaide Billeroo & Goulds Dam East Kalkaroo Uranium One Properties SOUTH AUSTRALIA NORTHERN TERRITORY QUEENSLAND NEW SOUTH WALES VICTORIA WESTERN AUSTRALIA Honeymoon Olympic Dam Beverly Adelaide Billeroo & Goulds Dam East Kalkaroo

U.S. Uranium Assets The mill and surrounding deposits provide near term production visibility Acquisition of U.S. Energy uranium assets completed on April 30, 2007 100% of Shootaring Canyon mill (750 tpd acid leach mill) and the Lisbon Valley, White Canyon, Henry Mountain and Sage Plains Properties 50% JV interest with Uranium Power Corp. on Sheep Mountain, Green River, Burro Canyon and Breccia Pipe Properties Sheep Mountain Inferred Resource of 4.6 million tons at 0.17% containing 15.6 million pounds U3O8 Mill replacement value of US$80.5 million A-11

Appendix 3 Additional Information

50 Expanded Board of Directors EMC’s nominees provide strong U.S. presence and expertise Nominee for election to board at AGM on June 7, 2007 Assuming shareholder approval to increase the size of the board Andrew Adams Non Executive Director Dave Hodgson Non Executive Director Terry Rosenberg Non Executive Director Mark Wheatley Non Executive Director Kenneth Williamson Non Executive Director Phillip Shirvington Non Executive Director Dr. Massimo Carello(1) Non Executive Director Neal Froneman President & CEO EMC Nominee(2) Non Executive Director William Sheriff(2) Non Executive Director A-12

Extraction Method in the United States ISR mining methods account for approximately 70% of projected production Note: Projected production forecasts contingent on conversion of historical resources A-13 0% 20% 40% 60% 80% 100% 2008 2009 2010 2011 2012 2013 Percentage of Projected 2013 Production ISR Conventional Mining